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                                                                      EXHIBIT 12

                                                                  [PRODIGY LOGO]

                                                                October 19, 2001

Dear Prodigy Shareholder:

     Prodigy Communications Corporation has entered into a definitive agreement with SBC Communications Inc. pursuant to which SBC will acquire all of the outstanding shares of Prodigy's Class A common stock through a revised tender offer at $6.60 per share, leading to a subsequent merger. In addition to this letter, SBC has included its revised tender offer materials reflecting the increased offer price and other terms agreed with Prodigy.

     When SBC commenced its tender offer at $5.45 per share, Prodigy's Board of Directors delegated to an Independent Directors Committee the authority to determine Prodigy's recommendation to stockholders. The committee is comprised of those Directors who have no affiliation with SBC or any other major shareholder. The committee engaged its own counsel and financial advisors. The committee and its advisors began discussions with representatives of SBC regarding a possible increase in the price being offered. As a result of these discussions, SBC agreed to revise its tender offer, and the parties entered into the definitive merger agreement. Telmex and Carso Global Telecom, the owners of
59.3 percent of Prodigy's Class A common stock (approximately 34 percent of the total voting equity of the company), have agreed to accept the revised tender offer.

     The committee has determined that the merger agreement is fair to Prodigy's stockholders, and based on that determination, Prodigy recommends that stockholders accept SBC's amended tender offer and approve the merger. Prodigy filed with the Securities Exchange Commission today Amendment No. 2 to Schedule 14D-9 which is attached hereto. SBC filed Amendment No. 3 to its Schedule TO, including a Supplement to its Offer to Purchase that is being mailed to Prodigy stockholders. These documents describe the merger agreement and the amended offer in further detail.

     In making its determination, the committee considered a number of factors, including, without limitation, the following:

     1. The historical and current market prices of the Class A common stock and the fact that the revised offer price represents a substantial premium over the closing price of the Class A common stock of $3.54 on September 21, 2001, the last trading day prior to the announcement of the original tender offer and over the 10, 20 and 30 day trading days average prior to such announcement.

     2. The trading history of the Class A common stock and a comparison of such trading history with the stock trading histories of other companies in Prodigy's industry and of stock market indices that were deemed relevant.

     3. Prodigy's business, financial condition, results of operation, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects in light of the unsettled general economic conditions and the unstable industry conditions under which Prodigy is operating.

     4. The current and prospective conditions and trends in Prodigy's industry and the anticipated effect of such conditions and trends on Prodigy's business and its stockholders.

     5. The presentation of Deutsche Banc to the committee at its meeting on October 17, 2001, as to various financial and other matters relevant to the committee's consideration, a copy of which is attached as Exhibit 10 to Prodigy's Amendment No. 2 to Schedule 14D-9.
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Prodigy Shareholder
October 19, 2001
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     6. The opinion of Deutsche Banc as of October 17, 2001, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the $6.60 per share in cash to be received by the stockholders of Prodigy, other than SBC and its affiliates, in the offer and the merger is fair, from a financial point of view, to such stockholders. The full text of Deutsche Banc's fairness opinion is attached to this letter and as Exhibit 11 to the amended Schedule 14D-9.

     7. The fact that the offer and the merger provide for a prompt cash tender offer for all shares of Class A common stock to be followed by the merger for the same consideration, thereby enabling Prodigy stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Class A common stock.

     8. The likelihood of the consummation of the offer and the merger and the limited conditions to the consummation of the offer and the merger.

     9. The representation of SBC that it will have sufficient funds to consummate the offer and the merger and the fact that the offer and the merger are not subject to a financing condition.

     10. The availability of, and the comparative risks and benefits to Prodigy's stockholders from pursuing, other strategic alternatives to maximize stockholder value, including remaining independent and executing Prodigy's long-term strategic plan.

     11. The judgment of the committee, based on extensive arm's length negotiations with SBC, that the offer price represented the highest price that SBC would be willing to pay in the offer.

     12. The advice of Prodigy's legal advisors with respect to the terms of the merger agreement, the offer and the merger.

     Thank you for your careful consideration of this matter. We encourage you to read Prodigy's amended Schedule 14D-9 and Prodigy's Form 10-K filed with the SEC and incorporated into Prodigy's 2000 Annual Report -- especially those portions entitled "SBC Transaction" and "Certain Factors That May Affect Future Operating Results" -- for a more thorough discussion of SBC's relationship with Prodigy and the potential for conflicts of interest.

                                          Sincerely,

                                          /s/ CHARLES FOSTER, CHAIRMAN
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                                          Charles Foster, Chairman